Timothy B. Bancroft

tbancroft@goulstonstorrs.com

(617) 574-3511 (Direct)

October 13, 2017

VIA EDGAR and EXPRESS COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20459

Attn:                    Jan Woo, Legal Branch Chief

Re:                             Sogou Inc.

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted September 22, 2017

CIK No. 0001713947

Dear Ms. Woo:

On behalf of our client Sogou Inc., a Cayman Islands company (“Sogou” or the “Company”), we are transmitting this letter in response to comments contained in a letter from the SEC’s Division of Corporation Finance (the “Staff”) to Xiaochuan Wang, dated September 29, 2017 (the “Second Comment Letter”), regarding a revised draft registration statement on Form F-1 submitted to the SEC on September 22, 2017.

Sogou is publicly filing with the SEC on the date hereof a Registration Statement on Form F-1 (the “Form F-1”) with respect to the public offering contemplated by the draft registration statement.  We have indicated in the relevant responses below the changes to the draft registration that are reflected in the Form F-1 in response to the Staff’s comments.

The Form F-1 includes various other changes and updates to Sogou’s draft registration statement. We are also submitting to the Staff via express courier four hard copies of this letter and of the Form F-1, together with copies of the Form F-1 that are marked to indicate differences from the draft registration statement submitted on September 22, 2017.

Sogou’s responses to the Second Comment Letter are set forth below.  These responses are numbered so as to correspond to the comment numbers in the Second Comment Letter, adjusting page references to the Form F-1 for convenience of reference.

400 Atlantic Avenue, Boston, Massachusetts 02110-3333 (617) 482-1776 www.goulstonstorrs.com

Securities and Exchange Commission

October 13, 2017

RESPONSES TO SECOND COMMENT LETTER

Risk Factors

Risks Related to Our Business

“Industry data, projections, and estimates...,” page 16

Staff Comment:

1.                                      We note your revised disclosures in response to prior comment 5, but you continue to caution investors not to place undue weight to the projections of market growth in making an investment decision. Please revise this statement to eliminate any implication that investors are not entitled to rely on the information included in your registration statement.

Sogou Response:

In response to the Staff’s comment, Sogou has deleted the last sentence of the referenced risk factor, which appears on page 16 of the Form F-1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Results of Operations

Ability to improve user experience, page 68

Staff Comment:

2.                                      Please disclose in the filing why you believe that DAUs is not material for mobile search but material for Sogou Mobile Keyboard, as you explain in your response to prior comment 10.

Sogou Response:

In response to the Staff’s comment, Sogou has added the disclosure suggested by the Staff on page 70 of the Form F-1.

Period-to-Period Comparisons, page 73

Staff Comment:

3.                                      Please also disclose the impact of foreign currency fluctuations on cost of revenues and operating expenses, if material. Refer to Item 5.A.3 of Form 20-F.

Sogou Response:

In response to the Staff’s comment, Sogou has added the disclosure suggested by the Staff on pages 76, 77, 79 and 80 of the Form F-1.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Rate Risk, page 89

Securities and Exchange Commission

October 13, 2017

Staff Comment:

4.                                      We note the discussion of your exposure to foreign exchange risk. Please revise to provide quantitative information about this market risk. Refer to Item 11(a) of Form 20-F.

Sogou Response:

In response to the Staff’s comment, Sogou has added the disclosure suggested by the Staff on page 91 of the Form F-1.

Related Party Transactions

Voting Agreement between Sohu and Tencent, page 147

Staff Comment:

5.                                      Please revise your discussion of Section 5.2 of the Form of Voting Agreement filed as Exhibit 10.6 to clarify that even if shareholders approve of a corporate action, if the corporate action requires the consent of Sohu or Tencent, the failure to obtain consent from Sohu or Tencent will effectively be a disapproval of the action.

Sogou Response:

In response to the Staff’s comment, Sogou has revised the disclosure on page 152 of the Form F-1.

Please feel free to contact me by phone at (617) 574-3511 or by email at tbancroft@goulstonstorrs.com should you require additional information or have any questions regarding this letter or the transmitted materials.

Sincerely,

/s/ Timothy B. Bancroft

Timothy B. Bancroft

cc:                    Stephen Krikorian, Accounting Branch Chief
Melissa Walsh, Senior Staff Accountant
Edwin Kim, Attorney-Advisor
Xiaochuan Wang, Chief Executive Officer, Sogou Inc.
James (Xiufeng) Deng, Chief Financial Officer, Sogou Inc.
Joe (Yi) Zhou, Sogou Inc., Deputy Chief Financial Officer, Sogou Inc.
Sunny Dong, PricewaterhouseCoopers Zhong Tian LLP
James C. Lin, Esq., Davis Polk & Wardwell LLP
Li He, Esq., Davis Polk & Wardwell LLP